CNB CORPORATION
BOARD OF DIRECTORS

Harold G. Cushman, Jr., *Chairman*

James W. Barnette, Jr.	William O. Marsh
William R. Benson	George F. Sasser
Harold G. Cushman, III	Lynn G. Stevens
W. Jennings Duncan	John C. Thompson
Edward T. Kelaher	

CONWAY NATIONAL BANK OFFICERS

W. Jennings Duncan	President
L. Ford Sanders, II	Executive Vice President
William R. Benson	Senior Vice President
Marion E. Freeman, Jr.	Senior Vice President
Phillip H. Thomas	Senior Vice President
M. Terry Hyman	Senior Vice President
Raymond Meeks	Vice President
A. Mitchell Godwin	Vice President
Jackie C. Stevens	Vice President
Betty M. Graham	Vice President
Ernest J. Lareau	Vice President
F. Timothy Howell	Vice President
E. Wayne Suggs	Vice President
Janice C. Simmons	Vice President
Patricia C. Catoe	Vice President
W. Michael Altman	Vice President
Boyd W. Gainey, Jr.	Vice President
William Carl Purvis	Vice President
Bryan T. Huggins	Vice President
Virginia B. Hucks	Vice President
W. Page Ambrose	Vice President
L. Ray Wells	Vice President
L. Kay Benton	Vice President
Gail S. Sansbury	Assistant Vice President
Roger L. Sweatt	Assistant Vice President
Timothy L. Phillips	Assistant Vice President
Helen A. Johnson	Assistant Vice President
Elaine H. Hughes	Assistant Vice President
Gwynn D. Branton	Assistant Vice President
Tammy S. Scarberry	Assistant Vice President
D. Scott Hucks	Assistant Vice President
Carlis L. Causey	Assistant Vice President
Jeffrey P. Singleton	Assistant Vice President
Sherry S. Sawyer	Banking Officer
Rebecca G. Singleton	Banking Officer
Josephine C. Fogle	Banking Officer
Debra B. Johnston	Banking Officer
Freeman R. Holmes, Jr.	Banking Officer
Doris B. Gasque	Banking Officer
Jennie L. Hyman	Banking Officer
Marsha S. Jordan	Banking Officer
Sylvia G. Dorman	Banking Officer
Marcie T. Shannon	Banking Officer
Caroline P. Juretic	Banking Officer
Sheila A. Graham	Banking Officer
John H. Sawyer, Jr	Banking Officer
Nicole Scalise	Banking Officer
Janet F. Carter	Banking Officer
Dawn L. DePencier	Banking Officer
Steven D. Martin	Banking Officer
Carol M. Butler	Banking Officer
W. Eugene Gore, Jr.	Banking Officer
James P. Jordan, III	Banking Officer
John M. Proctor	Banking Officer
Whitney H. Hughes	Banking Officer

TO OUR SHAREHOLDERS AND FRIENDS:

Conway National experienced solid financial performance in the first half of 2007. Net income for the six months ended June 30, 2007 totaled $4,971,000, up 9.5% from $4,538,000 earned for the same period in 2006. On a per share basis, earnings have grown 9.9% from $5.76 in 2006 to $6.33 in 2007. Total assets grew to $844.2 million at June 30, 2007, with capital at $81.3 million.

As of June 30, 2007, total assets were $844,227,000, an increase of 2.8% over June 30, 2006; total deposits amounted to $683,862,000, an increase of .1% over the previous year; loans totaled $554,754,000, a decrease of .5% from 2006; and investment securities were $205,340,000, an increase of 12.3% from the prior year. Growth in deposits was impacted by the movement of certain recurring funds from the deposit category to securities sold under agreement to repurchase. Total federal funds purchased and securities sold under agreement to repurchase were $69,232,000 at June 30, 2007 as compared to $32,676,000 at June 30, 2006, an increase of 111.9%. Stockholders' equity totaled $81,311,000 at June 30, 2007, resulting in a book value of $103.66 per share.

Net income for the six-month period ended June 30, 2007 of $4,971,000 represents an annualized return on average assets of 1.18% and an annualized return on average stockholders' equity of 12.53%, which compare favorably to peer and to historical returns experienced by the Bank. Bank earnings are primarily the result of the Bank's net interest income, which remained stable for the first half of 2007 at $15,197,000 as compared to the first half of 2006 at $15,192,000 despite a decline in net interest margin attributable, in part, to increased competition in the local market for both deposits and loans. Other factors which affect earnings include the provision for possible loan losses, other expense, and other income. The provision for possible loan losses decreased 44.5% from $650,000 for the first half of 2006 to $361,000 for the first half of 2007. The decrease in the provision for possible loan losses was primarily due to weakened loan demand associated with a slowing in the local real estate market. The allowance for loan losses, as a percentage of net loans, increased slightly from 1.15% at June 30, 2006 to 1.16% at June 30, 2007. Other expenses decreased 2.8% from $10,912,000 to $10,606,000 and other income increased 5.5% from $3,249,000 to $3,427,000 during the same period. Non-interest expenses decreased overall due to a decline in the level of expenses at the corporate level as well as the impact of the Bank's revision of its FASB 91 accounting procedures and the consequent impact of net deferred loan costs on salaries expense. However, non-interest expenses otherwise increased due to additional staffing, increased compensation, fixed asset expenditures, increased advertising, and increased health care costs. Non-interest income increased primarily due to increased service charge income on deposit accounts.

Conway National maintained solid earnings for the first half of 2007, although growth in the local real estate market has softened as compared to the level of activity experienced in 2005 and 2006. During the second quarter of 2007 we implemented deposit reclassification which should positively impact earnings during the second half of 2007. As well, the Bank will begin clearing images with the Federal Reserve in September of this year as we continue to increase operational efficiency and consequently reduce operating costs. Additionally, we have commenced the construction of our fifteenth banking office, Little River, and anticipate its opening in the first quarter of 2008. Renovations to the third floor of our Operations and Administration building are scheduled to begin during the third quarter of this year.

We are very appreciative of your continued support, and we look forward to the future and continuing to build your Bank steeped in our traditions of exceptional customer service, trust, and dedication to all of the communities we serve.

W. Jennings Duncan, President
CNB Corporation and The Conway National Bank

CNB CORPORATION
and
THE CONWAY NATIONAL BANK

CNB The Conway National Bank
CORPORATION

FINANCIAL REPORT

JUNE 30, 2007

www.conwaynationalbank.com

CNB CORPORATION AND SUBSIDIARY

Conway, South Carolina

CONSOLIDATED BALANCE SHEET

(Unaudited)

ASSETS:	June 30, 2007	June 30, 2006
Cash and due from banks	$ 31,217,000	$ 32,732,000
Investment securities:		
Obligations of United States government agencies	22,989,000	12,174,000
Obligations of United States government sponsored entities	158,089,000	148,711,000
Obligations of states and political subdivisions	22,279,000	18,880,000
Other securities	1,983,000	3,154,000
Total investment securities	205,340,000	182,919,000
Federal funds sold and securities purchased under agreement to resell	20,000,000	19,000,000
Loans	554,754,000	557,578,000
Less allowance for loan losses	(6,364,000)	(6,394,000)
Net loans	548,390,000	551,184,000
Bank premises and equipment	22,671,000	21,259,000
Other assets	16,609,000	14,410,000
Total assets	$ 844,227,000	$ 821,504,000
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Liabilities:		
Deposits:		
Noninterest-bearing	$ 135,781,000	$ 146,388,000
Interest-bearing	548,081,000	536,481,000
Total deposits	683,862,000	682,869,000
Federal funds purchased and securities sold under agreement to repurchase	69,232,000	32,676,000
Other short-term borrowings	2,049,000	25,187,000
Other liabilities	7,773,000	6,197,000
Total Liabilities	762,916,000	746,929,000
Stockholders' Equity:		
Common stock, par value $10.00 per share: Authorized 1,500,000; issued 789,774 in 2007 and 2006	7,898,000	7,898,000
Surplus	43,555,000	43,547,000
Undivided profits	31,989,000	25,631,000
Net unrealized holding gains (losses) on available-for-sale securities	(1,303,000)	(2,282,000)
Less treasury stock	(828,000)	(219,000)
Total stockholders' equity	$ 81,311,000	$ 74,575,000
Total liabilities and stockholders' equity	$ 844,227,000	$ 821,504,000

CONSOLIDATED STATEMENT OF INCOME

(Unaudited)

	Six Months Ended	
INTEREST INCOME:	June 30,2007	June 30,2006
Interest and fees on loans	$ 21,877,000	$ 19,327,000
Interest on investment securities:		
Taxable investment securities	3,239,000	2,909,000
Tax-exempt investment securities	437,000	404,000
Other securities	49,000	41,000
Interest on federal funds sold and securities purchased under agreement to resell	743,000	502,000
Total interest income	26,345,000	23,183,000
INTEREST EXPENSE:		
Interest on deposits	9,785,000	7,374,000
Interest on federal funds purchased and securities sold under agreement to repurchase	1,327,000	521,000
Interest on other short-term borrowings	36,000	96,000
Total interest expense	11,148,000	7,991,000
Net interest income	15,197,000	15,192,000
Provision for loan losses	361,000	650,000
Net interest income after provision for loan losses	14,836,000	14,542,000
Other income:		
Service charges on deposit accounts	1,788,000	1,654,000
Gains/(losses) on securities	9,000	(6,000)
Other operating income	1,630,000	1,601,000
Total other income	3,427,000	3,249,000
Other expenses:		
Salaries and employee benefits	6,660,000	6,788,000
Occupancy expense	1,613,000	1,612,000
Other operating expenses	2,333,000	2,512,000
Total other expenses	10,606,000	10,912,000
Income before income taxes	7,657,000	6,879,000
Income tax provision	2,686,000	2,341,000
Net Income	$ 4,971,000	$ 4,538,000
Per share:		
Net income per weighted average shares outstanding	$ 6.33	$ 5.76
Cash dividend paid per share	$ 0	$ 0
Book value per actual number of shares outstanding	$ 103.66	$ 94.61
Weighted average number of shares outstanding	784,837	788,443
Actual number of shares outstanding	784,412	788,216